Deutsche Bank

Alpha Overlay Securities Linked to the S&P 500® Total Return Index and the Deutsche Bank Equity Mean Reversion Alpha Index ("DB EMERALD")

Alternative Investment ■ Medium Term

Indicative Terms as of December 22, 2009

CUSIP:	2515A0 WT 6
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	13 Months
Basket:	The Securities are linked to the performance of the S&P 500® Total Return Index (the "S&P 500 Total Return Index," Bloomberg: SPTR) and the Deutsche Bank Equity Mean Reversion Alpha Index ("DB EMERALD," Bloomberg: DBVEMR), each a "Basket Index" and collectively, the "Basket Indices."
Redemption Amount:	You will receive a cash payment on the Maturity Date or Basket Knock-Out Payment Date, as applicable, per $1,000 security face amount, calculated as follows: $\$1{,}000 \times \left(\frac{\text{Final Basket Level}}{\text{Initial Basket Level}}\right)$ Your investment will be fully exposed to any depreciation in the S&P 500 Total Return Index and two times any depreciation in DB EMERALD.
Initial Basket Level:	100
Final Basket Level	The Basket Level as determined by the Calculation Agent on the Final Valuation Date or the Basket Knock-Out Valuation Date, as the case may be.
Basket Level:	On any trading day: 100 × (1 + S&P 500 Total Return Performance + (2 x DB EMERALD Performance))
S&P 500 Total Return Performance:	$\left(\frac{\text{Final Reference Level}}{\text{Initial Reference Level}} \times \text{SPTR Adjustment Factor}\right) - 1$
DB EMERALD Performance:	$\left(\frac{\text{Final Reference Level}}{\text{Initial Reference Level}} \times \text{EMERALD Adjustment Factor}\right) - 1$
Initial Reference Level:	The closing level for the respective Basket Index on the Trade Date.
Final Reference Level:	The closing level for the respective Basket Index on the Final Valuation Date, Basket Knock-Out Valuation Date or the applicable trading day, as the case may be.
SPTR Adjustment Factor:	0.9915
EMERALD Adjustment Factor:	1 – (0.0125 x Days / 365), where "Days" equals the number of calendar days from the Trade Date to but excluding, the Final Valuation Date or the Basket Knock-Out Valuation Date, as applicable.
Basket Knock-Out Event:	If the Basket Level on any trading day falls below 40 (a "Basket Knock-Out Event" and such trading day, the "Basket Knock-Out Date"), the securities will be redeemed by the Issuer for the Redemption Amount calculated as of the trading day following the Basket Knock-Out Date (the "Basket Knock-Out Valuation Date"), with payment made on the date that is five business days after the Basket Knock-Out Valuation Date (the "Basket Knock-Out Payment Date").
Discounts and Commissions:	The Agent will not receive a commission in connection with the sale of the securities. The Agent may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. The Agent may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. Deutsche Bank AG will reimburse the Agent for such fees. DBSI, the agent for this offering, is our affiliate. For more information see "Underwriting (Conflicts of Interest)" in term sheet No. 789/A.
Agent:	Deutsche Bank Securities Inc.

Best Case Scenario at Maturity

If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of any appreciation of the Basket (which will have been reduced by the Adjustment Factors).

Worst Case Scenario

If a Basket Knock-Out Event occurs at any time, the securities will be redeemed by the Issuer and you will lose a significant portion of your investment in the securities.

Benefits

- Participation in the performance of the Basket Indices with uncapped upside potential, reduced by the Adjustment Factors

Risks

- Exposed to one times the performance of S&P 500 Total Return Index and two times the performance of DB EMERALD
- If a Basket Knock-Out Event occurs at any time, the securities will be redeemed by the Issuer, and you will lose a significant portion of your investment in the securities
- DB EMERALD has a limited performance history
- An investment in the securities is subject to the credit of the Issuer

Important Dates

Offering Period:......December 22, 2009 – January 29, 2010
Trade Date:..........January 29, 2010
Settlement Date:..........February 3, 2010
Final Valuation Date:..........February 22, 2011
Maturity Date:..........February 25, 2011 (13 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 22, 2009

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL
GOVERNMENTAL AGENCY

Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
200.00	100%	$2,000.00	100.00%
180.00	80%	$1,800.00	80.00%
160.00	60%	$1,600.00	60.00%
140.00	40%	$1,400.00	40.00%
120.00	20%	$1,200.00	20.00%
110.00	10%	$1,100.00	10.00%
105.00	5%	$1,050.00	5.00%
100.00	0%	$1,000.00	0.00%
95.00	-5%	$950.00	-5.00%
90.00	-10%	$900.00	-10.00%
80.00	-20%	$800.00	-20.00%
60.00	-40%	$600.00	-40.00%
40.00	-60%	$400.00	-60.00%

This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 security face amount for hypothetical performances of the Basket.  Hypothetical results are neither an indicator nor guarantee of future returns. Actual results may vary perhaps materially, from this analysis. The numbers appearing have been rounded for ease of analysis.  For purposes of this table and these examples, it is assumed that a Basket Knock-Out Event does not occur. If a Basket Knock-Out Event occurs, you will lose a significant portion of your investment in the securities. The calculation of the Basket Level includes Adjustment Factor components. As a result, the performance of the Basket Indices will need to reflect, on a combined basis, a positive performance greater than 3.56% for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 789/A for detailed information about the risks listed below.
YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Basket Indices and will depend on whether, and the extent to which, the Final Basket Level is greater than the Initial Basket Level. In addition, as a result of the Adjustment Factors, the performance of the Basket Indices will need to reflect, on a combined basis, a positive performance of at least 3.56% for you to receive your initial investment back at maturity. You will lose some or all of your initial investment if the Final Basket Level is equal to or less than the Initial Basket Level.
YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF THE S&P 500 TOTAL RETURN INDEX AND TWO TIMES THE PERFORMANCE OF DB EMERALD — Because the securities are linked to DB EMERALD on a two-times leveraged basis, any negative performance of DB EMERALD will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.
EARLY REDEMPTION UPON A BASKET KNOCK OUT EVENT — If the Basket Level is less than 40 at the close of any trading day during the Observation Period, we will redeem the securities early. The Redemption Amount will be calculated using the Final Basket Level on the Basket Knock-Out Valuation Date, and you will lose a significant portion of your initial investment. Once a Basket Knock-Out Event occurs, early redemption by us will be automatic. In addition, you will not benefit from any increase in the Basket Level that may occur after the Basket Knock-Out Valuation Date, and you may not be able to reinvest your money in a comparable investment.
STRATEGY RISK — DB EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500 Total Return Index by periodically buying daily volatility and selling weekly volatility on the S&P 500 Total Return Index. DB EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.  There is no assurance that any negative correlation between the daily volatility and weekly volatility on the S&P 500 Total Return Index will exist at any time during the term of the securities, and the strategy of buying daily volatility and selling weekly volatility may not be successful.
DB EMERALD HAS LIMITED PERFORMANCE HISTORY.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.
OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor of the Basket Indices, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.
COUNTERPARTY RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Basket Indices on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the treatment of the securities described in the accompanying term sheet.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and term sheet No. 789/A relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 789/A and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905